As filed with the Securities and Exchange Commission on September 4, 2001

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

WOMEN FIRST HEALTHCARE, INC.
(Exact name of registrant as specified in its charter)

Delaware	2834	13-3919601

(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

12220 El Camino Real, Suite 400
San Diego, California 92130
(858) 509-1171
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Copies to:

Edward F. Calesa
Chairman and Chief Executive Officer
Women First HealthCare, Inc.
12220 El Camino Real, Suite 400
San Diego, California 92130
(858) 509-1171
(Name, address, including zip code, and
telephone number, including area code,
of agent for service)	Scott N. Wolfe, Esq. Robert E. Burwell, Esq. Latham & Watkins 12636 High Bluff Drive, Suite 300 San Diego, California 92130 (858) 523-5400

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [   ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [   ]

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		Maximum	Maximum
	Amount to Be	Offering Price	Aggregate	Amount of
Title of Securities to Be Registered	Registered	Per Share(1)	Offering Price	Registration Fee

Common Stock, par value $0.001 per share	5,214,973	$9.235	$48,160,276	$12,040

(1)  Estimated in accordance with Rule 457(c) solely for purposes of computing the amount of the registration fee based on the average of the high and low sales prices of the common stock as reported on the Nasdaq National Market on August 28, 2001.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION—DATED SEPTEMBER 4, 2001

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

5,214,973 Shares

WOMEN FIRST HEALTHCARE, INC.

Common Stock

     This prospectus relates to up to 5,214,973 shares of our common stock, which may be offered for sale by the selling stockholders named in this prospectus. The shares of common stock being offered were previously issued to the selling stockholders. The shares of common stock to which this prospectus relates may be sold from time to time by the selling stockholders directly or through one or more broker-dealers, in one or more transactions on the Nasdaq National Market, in the over-the-counter market, in negotiated transactions or otherwise, at prices related to the prevailing market prices or at negotiated prices. We will not receive any of the proceeds from the sale of the shares of common stock sold by the selling stockholders. We will bear all expenses of the offering of common stock, except that the selling stockholders will pay any applicable underwriting fees, discounts or commissions and transfer taxes, as well as all fees and disbursements of their counsel and experts.

     Our common stock is listed on the Nasdaq National Market under the symbol “WFHC.” On August 31, 2001, the last sale price of our common stock as reported on the Nasdaq National Market was $9.50.

     See “Risk Factors” beginning on page 3 for factors that you should consider before investing in the shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.

The date of this prospectus is      , 2001.

WOMEN FIRST HEALTHCARE, INC.
RISK FACTORS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
EXPERTS
LEGAL MATTERS
WHERE TO FIND ADDITIONAL INFORMATION
SIGNATURES
EXHIBIT INDEX
EXHIBIT 4.3
EXHIBIT 4.5
EXHIBIT 5.1
EXHIBIT 23.2

     The terms “Women First,” “we,” “our” and “us” refer to Women First HealthCare, Inc., a Delaware corporation. All references in this prospectus to “common stock” refer to our common stock, par value $0.001 per share.

WOMEN FIRST HEALTHCARE, INC.

     Women First is a specialty pharmaceutical company dedicated to improving the health and well-being of midlife women. Our mission is to help midlife women make informed choices about their physical and emotional health and to provide pharmaceutical products, self-care products and information to help these women improve the quality of their lives. We market these products in the United States through a number of channels including our dedicated sales force, managed care marketing, a co-promotion partnership and our direct-to-consumer marketing programs through our mail order catalog and the Internet.

     The pharmaceutical products we offer include two products that we own, Ortho-Est® Tablets, an oral estrogen product used for estrogen replenishment therapy (ERT), and Midrin®, a headache management product, and one for which we have an exclusive license (subject to exceptions) from Laboratories Fournier S.A., the Esclim™ estradiol transdermal system. We distributed Ortho-Est® Tablets during 2000 pursuant to an agreement with Ortho-McNeil Pharmaceutical, Inc. In September 2000, we entered into an agreement with Ortho-McNeil to acquire the rights to Ortho-Est® Tablets effective January 1, 2001 and terminate our distribution relationship. We will continue to buy product from Ortho-McNeil at their fully burdened cost until a replacement manufacturer, Pharmaceutics International, Inc., begins to manufacture the product. We expect Pharmaceutics International will be ready to manufacture the product by April 2002 thereby negating the price increase we would have had to pay if we failed to find a replacement manufacturer. We acquired exclusive U.S. rights and title to Midrin® from affiliates of Elan Corporation plc effective June 29, 2001. We began marketing Esclim™ estradiol transdermal system in November 1999 under a distribution and license agreement with Laboratories Fournier, S.A.

     Ortho-Est® Tablets and the Esclim™ estradiol transdermal system are also marketed through a co-promotion partnership with Essentia Pharmaceuticals. Under this arrangement, entered into in April 2001 for a two year period, a dedicated 50 person Essentia sales force details Ortho-Est® Tablets and the Esclim™ estradiol transdermal system to approximately 16,000 targeted, high-prescribing general and family practitioners in the U.S. In contrast, our dedicated sales force concentrates on the OB/GYN specialty.

     Our self-care products include a broad array of nutritional, skin, beauty, herbal, exercise, libido, wellness and other products that we sell through our national mail-order catalog, As We Change® and our internet retailers, womenfirst.com and aswechange.com.

     Our executive offices are located at 12220 El Camino Real, Suite 400, San Diego, California 92130. Our telephone number is (858) 509-1171.

RISK FACTORS

     You should carefully consider the following risk factors, in addition to the other information included in this prospectus, before purchasing our shares of common stock. Each of these risks could adversely affect our business, financial condition and results of operations, as well as adversely affect the value of an investment in our common stock.

We have been in business a short time and have experienced significant losses since our inception. If midlife women don’t use our products and their clinicians don’t prescribe the products we offer, we will continue to experience losses.

     We are an early stage company with a history of losses. From inception through June 30, 2001, we have generated $67.1 million in net revenues. We have incurred significant losses since we were founded, accumulating a deficit of $67.9 million through June 30, 2001, and we expect to incur losses at least through the third quarter of 2001. We may not successfully complete the transition to successful operations or profitability. Early stage companies such as ours frequently encounter problems, delays and expenses. These include, but are not limited to, unanticipated problems and additional costs related to marketing, competition and product acquisitions and development. These problems may be beyond our control, and in any event, could adversely affect our results of operations.

     Esclim™ estradiol transdermal system, Ortho-Est® Tablets and Midrin® may not achieve wide market acceptance. Products we may acquire rights to in the future, if any, likewise may not achieve wide market acceptance. The market acceptance of these products will depend on, among other factors:

•	their advantages over existing competing products,

•	generic competition,

•	their perceived efficacy and safety,

•	the actual or perceived side effect profile of our products, and

•	the reimbursement policies of the government and third-party payors.

     Our business model assumes that our marketing programs and growth in our target market will result in increased demand for the products we offer. If our marketing programs do not succeed in generating a substantial increase in demand for our products, we will be unable to realize our operating objectives. If the clinicians we target do not recommend and prescribe the products we offer or pharmacies substitute generic products for Ortho-Est® Tablets or Midrin® or if midlife women do not regularly use our products, we will continue to experience losses and our business will be adversely affected.

Our business model requires the development and profitability of two distinct business segments, pharmaceutical and consumer. If we fail to implement key elements of our business plan, we may not succeed.

     We have embarked on an ambitious plan to provide products — prescription and non-prescription — to women to help them make more informed decisions regarding their health care in midlife. There is a limited market awareness of our company and the products and services we offer. To be successful, we must continue to develop, coordinate and balance various elements of our business. We must generate expanded market demand for the products we offer by convincing OB/GYNs, nurse practitioners and physician’s assistants focused on women’s health to prescribe and recommend the products we offer, as well as manage different distribution channels for the products we offer.

     If we fail to implement any of the key elements of our business plan, our business may not succeed.

Any failure by us to obtain rights to additional products and successfully integrate them may limit our ability to grow.

     We plan to obtain rights to additional products through license or acquisition agreements. Our failure to obtain rights to market products or to acquire products on acceptable terms or to integrate these products into our organization may limit our growth opportunities if our current sales do not grow as anticipated. We may not be able to identify appropriate licensing or acquisition candidates in the future. Even if we identify an appropriate candidate, competition for it may be intense. We may not be able to successfully negotiate the terms of a license or acquisition agreement on commercially acceptable terms. The negotiation of agreements to obtain rights to additional products could divert our management’s time and resources from our existing business. Moreover, we may be unable to finance an acquisition or integrate a new product or company into our existing business. If we use shares of our common stock as consideration for one or more significant acquisitions, our stockholders could suffer significant dilution of their ownership interests.

Our quarterly financial results may fail to meet or exceed the expectations of investors, which could cause the price of our stock to decline significantly.

     Our quarterly operating results may fail to meet or exceed the expectations of investors based on factors such as:

•	changes in the acceptance or availability of the products we offer,

•	the timing of new product offerings, acquisitions or other significant events by us or our competitors,

•	regulatory approvals and legislative changes affecting the products we offer or those of our competitors,

•	the productivity of our sales force and the Essentia sales force, and

•	general economic and market conditions and conditions specific to the health care industry.

     Due to our short operating history and the difficulty of predicting demand for the products we offer, we are unable to accurately forecast our revenues. Because of these factors, our operating results in one or more future quarters may fail to meet the expectations of investors, which could have a material adverse effect on our stock price.

The health care industry and the markets for the products we offer are very competitive. We may not be able to compete effectively, especially against established industry competitors with significantly greater financial resources.

     The health care industry is highly competitive. Most of our competitors are large, well-known pharmaceutical, life science and health care companies that have considerably greater financial, sales, marketing and technical resources than we have. Additionally, these competitors have research and development capabilities that may enable them to develop new or improved products that may compete with product lines we market and distribute. The pharmaceutical industry is characterized by continuous product development and technological change. The pharmaceutical products we market and distribute could be rendered obsolete or uneconomical by pharmaceutical products developed by competitors, technological advances affecting the cost of production, or marketing or pricing action by one or more competitors. Our business, financial condition and results of operations could be materially and adversely affected by any one or more of such developments.

     The pharmaceutical products we offer face significant competition. Ortho-Est® Tablets and the Esclim™ estradiol transdermal system compete in the estrogen replenishment therapy (ERT) market. This market is dominated by Wyeth-Ayerst Pharmaceuticals, Inc., a division of American Home Products, which markets Premarin®, an oral estrogen product. The ERT products we market also compete with ERT products marketed by Solvay Pharmaceuticals, Inc., Duramed Pharmaceuticals, Inc., Pharmacia Corporation, Galen Holdings plc and others, as well as generic products. Ortho-Est® Tablets have generic competition. Esclim™ estradiol transdermal system is not available generically but there is a generic patch available. The ERT products we market also compete with combination HRT products and non-hormonal replacement therapy products. In addition, the Esclim™ estradiol transdermal system competes with estrogen and combination estrogen/progestin patch products marketed by Berlex Laboratories, Watson Laboratories, Inc., Noven Pharmaceuticals Inc. and Novartis Pharmaceuticals Inc. Midrin® competes in the headache management market and faces competition from products offered by Duramed Pharmaceuticals, Inc., Amide Pharmaceutical, Inc., and Breckinridge Pharmaceutical. Each of these competitors has substantially greater marketing, sales and financial resources than we do.

     Competition for the self-care products we offer is significant. As We Change® competes with a number of catalog companies and Internet retailers focusing on self-care products including Transitions for Women®, Self-Care®, Feel Good™, InteliHealth HealthyHome™ and Harmony™. Our Internet site, womenfirst.com, competes with other Internet sites focused on women’s health as well as sites focused on health care issues in general, such as cbs.medscape.com, nih.gov, healthfinder.gov, reutershealth.com, drkoop.com, and webmd.com.

     Our failure to adequately respond to the competitive challenges faced by the products we offer could have a material adverse effect on our business, financial condition and results of operations.

A large percentage of our pharmaceutical sales are to one customer. If we are unable to maintain this relationship, or if this customer experiences financial difficulties and we are unable to replace them, our financial results will be harmed.

     One customer accounted for 49.3% of pharmaceutical net product revenue for the six-month period ended June 30, 2001. If this customer ceases to do business with us for any reason and we are unable to replace this business, our net product revenue would be significantly reduced and our operating results would be materially adversely affected.

We may not be able to obtain reimbursement for the pharmaceutical products we offer. Any failure to obtain reimbursement could require us to discontinue sales of a particular product and could harm our results of operations.

     Our ability to market new and existing pharmaceutical products depends in part on whether health care payors, including government authorities, private health insurers, health maintenance organizations and managed care organizations will provide sufficient reimbursement for the products we offer. Third-party payors are increasingly challenging the prices of pharmaceutical products and demanding data to justify the inclusion of new or existing products in their formularies. Significant uncertainty exists regarding the reimbursement status of pharmaceutical products, and we cannot predict whether additional legislation or regulation affecting third-party coverage and reimbursement will be enacted in the future or what effect such legislation or regulation would have on our business. Reimbursement may not be available for the products we offer and reimbursement granted may not be maintained. In particular, sales of Ortho-Est® Tablets and Midrin® may be adversely affected by formularies that require substitution of generics on prescriptions written for these products unless the physician indicates “dispense as written” on the prescription. Moreover, limits on reimbursement available from third-party payors may reduce the demand for, or adversely affect the price of, the products we offer. The unavailability or inadequacy of third-party reimbursement for the products we offer would have a material adverse effect on our results of operations.

Technological change could render the pharmaceutical products we offer obsolete.

     The pharmaceutical products that we market and distribute could be rendered obsolete or uneconomical by the development of new drugs or devices to treat the conditions that they address. Technological advances affecting costs of production or marketing also could adversely affect our ability to sell products. In addition, our own licensing or acquisition of additional products could adversely affect the demand for the products we currently offer if the new product has the same or similar indications as one or more of the products we currently offer.

We are dependent on single sources of supply for the pharmaceutical products we offer. If one of our suppliers fails to supply adequate amounts of a product we offer, our sales may suffer and we could be required to abandon a product line.

     We are dependent on single sources of supply for the pharmaceutical products we offer, Ortho McNeil Pharmaceutical, Inc. for Ortho-Est® Tablets, Laboratories Fournier S.A. for Esclim™ estradiol transdermal system and Mallinckrodt for Midrin®. Beginning in April 2002, Pharmaceutics International Inc. will assume responsibility for manufacturing Ortho-Est® Tablets and will become the single source of supply for the tablets. With respect to these products, we cannot guarantee that these third parties will be able to provide adequate supplies of products in a timely fashion. We also face the risk that one of our suppliers could lose its production facilities in a disaster, be unable to comply with applicable government regulations or lose the governmental permits necessary to manufacture the products it supplies to us. If a third-party supplier cannot meet our needs for a product, we may not be able to obtain an alternative source of supply in a timely manner or at all. In these circumstances, we may be unable to continue to market products as planned and could be required to abandon or divest ourselves of a product line on terms that would materially adversely affect us.

We may be exposed to product and professional liability claims not covered by insurance that would harm our business.

     We may be exposed to product or professional liability claims. Although we currently carry and intend to maintain product and professional liability insurance, we cannot guarantee that this insurance will be sufficient to cover all possible liabilities or that such insurance will continue to be available in the future at acceptable costs. A successful suit against us could have an adverse effect on our business and financial condition if the amounts involved are material.

Our inability to obtain new proprietary rights or to protect and retain our existing rights could impair our competitive position and adversely affect our sales.

     We believe that the patents, trademarks, copyrights and other proprietary rights that we own or license, or that we will own or license in the future, will continue to be important to our success and competitive position. If we fail to maintain our existing rights or cannot acquire additional rights in the future, our competitive position may be harmed. Due to the length of time and expense associated with bringing new pharmaceutical products to market, there are benefits associated with acquiring or licensing products that are protected by existing patents or for which patent protection can be obtained. While the Esclim™ estradiol transdermal system incorporates patented technology, most of the products we sell are not protected by patents. We have applied for registration of a number of key trademarks and intend to introduce new trademarks, service marks and brand names. We intend to take the actions that we believe are necessary to protect our proprietary rights, but we may not be successful in doing so on commercially reasonable terms, if at all. In addition, parties that license their proprietary rights to us may face challenges to their patents and other proprietary rights and may not prevail in any litigation regarding those rights. Moreover, our trademarks and the products we offer may conflict with or infringe upon the proprietary rights of third parties. If any such conflicts or infringements should arise, we would have to defend ourselves against such challenges. The resolution of any such infringement claims may result in protracted and costly litigation, regardless of the merits of such claims. We also may have to obtain a license to use those proprietary rights or possibly cease using those rights altogether. Any of these events could harm our business.

     Much of our business is subject to regulation. Regulatory bodies could impair or eliminate our ability to conduct portions of our business.

     Many of our activities are subject to extensive regulation by one or more federal, state or local agencies. These regulatory bodies have the power to restrict or eliminate many of our business activities and to seek civil and criminal penalties for noncompliance with applicable laws and regulations. Changes in existing laws and regulations could adversely affect our business.

We may need additional financing to acquire new products. If we are unable to obtain additional financing, we may not be able to continue to expand the range of products we offer.

     Although we expect our existing cash balances and our revenues to be sufficient for the foreseeable future, we may need additional financing to acquire new products. Additional funding may not be available on acceptable terms, if at all. If adequate funds are not available, we may be required to postpone obtaining new products through license, acquisition or co-promotion agreements. If we raise additional funds through the issuance of equity securities, the percentage ownership of our then-current stockholders may be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of our common stock. If we raise additional funds through the issuance of debt securities, these new securities may have certain rights, preferences and privileges senior to those of the holders of our common stock, and the terms of these debt securities could impose restrictions on our operations.

Dicholoralphenazone, an active ingredient in Midrin®, has been scheduled by the Drug Enforcement Agency (DEA). This action may negatively impact sales of Midrin®.

     On August 16, 2001, the DEA issued a final rule that specifically lists the substance dicholoralphenazone (“DCP”), an active ingredient in Midrin®, in Schedule IV of the Controlled Substances Act. As a result, all products containing DCP must comply with the regulatory requirements for controlled substances effective September 17, 2001. Because of this, Midrin® will be subject to increased regulatory controls, which may adversely impact physician prescribing practices. We have applied for a regulatory exemption for Midrin® based on the product’s safety profile over the last 30 years, and the DEA is reviewing our request. If our exemption application is denied, we may be unable to realize our operating objectives for Midrin®.

Our failure to retain the principal members of our management team or to hire additional qualified employees would adversely affect our ability to implement our business plan.

     Our success depends upon the retention of the principal members of our management, technical and marketing staff, particularly Edward F. Calesa, the President, CEO and Chairman of the Board. The loss of the services of Mr. Calesa or other key members of our management team might significantly delay or prevent the achievement of our development and strategic objectives. We have entered into an employment contract with Mr. Calesa. We do not have life insurance policies on the lives of any members of our management team, but we are in the process of purchasing a $2.0 million life insurance policy on the life of Mr. Calesa, naming Women First as the beneficiary. Our success also depends on our ability to attract additional qualified employees. Our inability to retain our existing personnel or to hire additional qualified employees would have a material adverse effect on our company.

Our management and principal stockholders have substantial control over our voting stock and can make decisions that could adversely affect our business and our stock price.

     As of August 22, 2001, Edward F. Calesa and members of his immediate family beneficially owned approximately 33.8% of our common stock. Johnson & Johnson Development Corporation, a subsidiary of Johnson & Johnson, beneficially owned approximately 9.4% of our common stock as of August 22, 2001. Our present directors, executive officers, members of Mr. Calesa’s immediate family, and our principal stockholders as a group beneficially owned approximately 46.5% of our outstanding common stock as of August 22, 2001. Accordingly, if all or certain of such stockholders were to act together, they would be able to exercise significant influence over or control the election of our Board of Directors, the management and policies of Women First and the outcome of certain corporate transactions or other matters submitted to our stockholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets.

     Our directors and management, acting together, may be able to prevent or effect a change in control of Women First and are able to amend certain provisions of our certificate of incorporation and bylaws at any time. The interests of this group may conflict with the interests of our other holders of common stock, and this concentration of ownership may discourage others from initiating potential merger, takeover or other change in control transactions.

The public market for our common stock is volatile, and the price of our stock can fluctuate for reasons unrelated to our operating performance.

     The market prices and trading volumes for securities of emerging companies, like Women First, historically have been highly volatile and have experienced significant fluctuations both related and unrelated to the operating performance of those companies. The price of the common stock may fluctuate widely, depending on many factors, including factors that may cause our quarterly operating results to fluctuate as well as market expectations and other factors beyond our control.

We have implemented anti-takeover provisions that could prevent an acquisition of our company at a premium price.

     Provisions of our Fourth Amended and Restated Certificate of Incorporation and Second Amended and Restated Bylaws may make it difficult for a third party to acquire us and could discourage a third party from attempting to acquire us at a premium price. These include provisions classifying our Board of Directors, prohibiting stockholder action by written consent and requiring advance notice for nomination of directors and stockholders’ proposals. In addition, Section 203 of the Delaware General Corporation Law also imposes restrictions on mergers and other business combinations between us and any holders of 15% or more of our common stock. Moreover, our certificate of incorporation allows our Board of Directors to issue, without further stockholder approval, preferred stock that could have the effect of delaying, deferring or preventing a change in control. The issuance of preferred stock also could adversely affect the voting power of the holders of our common stock, including the loss of voting control to others. In 2001, we adopted a Change in Control/Severance Policy that may have the effect of discouraging a third party from attempting to acquire us. Our option plans provide that unvested options will become fully vested and exercisable upon a change in control of Women First. The provisions of our certificate of incorporation and bylaws, our option plans, as well as certain provisions of Delaware law, may have the effect of discouraging or preventing an acquisition, or disposition, of our business. These provisions also may diminish the opportunities for a stockholder to participate in certain tender offers, including tender offers at prices above the then-current fair market value of our common stock. Some of our key contracts contain provisions that would allow the other party to the agreement to terminate the agreement upon a change in control.

Our forward-looking statements may prove to be wrong.

     Some of the information under the caption “Risk Factors” and elsewhere in this prospectus are forward-looking statements. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions, and other statements contained in this prospectus that are not historical facts. When used in this prospectus, the words “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

USE OF PROCEEDS

     We are registering the shares of our common stock offered by this prospectus for the account of the selling stockholders identified in the section of this prospectus entitled “Selling Stockholders.” All of the net proceeds from the sale of our common stock by this prospectus will go to the stockholders who offer and sell their shares of our common stock. We will not receive any part of the proceeds from the sale of these securities.

SELLING STOCKHOLDERS

     The following table provides the name of each selling stockholder and the number of shares of our common stock offered by each selling stockholder under this prospectus. Of the 5,214,973 shares of common stock listed below,

•	3,499,998 shares were issued to various investors in August 2001 in a private placement;

•	422,467 shares were issued to Elan International Services, Ltd. in June 2001 pursuant to a securities purchase agreement and 1,073,884 shares are issuable upon conversion of a convertible secured promissory note issued to Elan Pharma International Limited in June 2001;

•	18,300 shares were issued to an investor in January 1998 in a private placement;

•	200,000 shares are issuable upon exercise of a warrant issued to Gruntal & Co., L.L.C. in August 2001 pursuant to a warrant agreement; and

•	324 shares are issuable upon exercise of a warrant issued to an investor in March 1999 in a private placement.

     Because the selling stockholders may sell all or part of their shares of our common stock under this prospectus and since this offering is not being underwritten on a firm commitment basis, we cannot estimate the number and percentage of shares of our common stock that the selling stockholders will hold at the end of the offering covered by this prospectus.

	SHARES BENEFICIALLY			SHARES BENEFICIALLY
	OWNED			OWNED
	BEFORE THE OFFERING		SHARES	AFTER THE OFFERING
			BEING
NAME	NUMBER	PERCENT	OFFERED	NUMBER	PERCENT

August 2001 Private Placement

Alfred Berg Bank A/S	11,112	*	11,112	—	—

Ascend Offshore Fund, Ltd.	80,889	*	80,889	—	—

Ascend Partners Sapient, LP	11,111	*	11,111	—	—

Ascend Partners, LP	19,111	*	19,111	—	—

Belmont Park Investments Inc.	111,111	*	111,111	—	—

BioCentive Limited	10,000	*	10,000	—	—

Brookside Capital Partners Fund, LP	750,000	3.35%	750,000	—	—

Cumber International, S.A.	17,694	*	17,694	—	—

	SHARES BENEFICIALLY			SHARES BENEFICIALLY
	OWNED			OWNED
	BEFORE THE OFFERING		SHARES	AFTER THE OFFERING
			BEING
NAME	NUMBER	PERCENT	OFFERED	NUMBER	PERCENT

Cumberland Benchmarked Partners, L.P.	40,629	*	40,629	—	—

Cumberland Partners	151,856	*	151,856	—	—

Delta Associates, L.P.	5,201	*	5,201	—	—

Deltec Forum Fund, L.P.	55,556	*	55,556	—	—

Edwin L. Cox	3,207	*	3,207	—	—

EGM Medical Technology Fund L.P.	66,661	*	66,661	—	—

Focus Fund, L.P.	20,000	*	20,000	—	—

Green Line Mutual Funds — Green Line Health Sciences Fund	40,100	*	40,100	—	—

Interdynamic Fund — BioMed Tech	8,000	*	8,000	—	—

John D. Lane	5,555	*	5,555	—	—

John R. Gordon	55,556	*	55,556	—	—

Longship Fund L.P.	11,112	*	11,112	—	—

LongView Partners A, L.P.	3,688	*	3,688	—	—

LongView Partners	34,087	*	34,087	—	—

LongView Partners B, L.P.	12,792	*	12,792	—	—

LongView Partners C, L.P.	7,576	*	7,576	—	—

Manufacturers Investment Trust — Health Sciences Trust	2,100	*	2,100	—	—

Merlin BioMed II, L.P.	43,000	*	43,000	—	—

Merlin BioMed III, L.P.	16,000	*	16,000	—	—

Merlin BioMed International Ltd.	144,334	*	144,334	—	—

Merlin BioMed, L.P.	107,000	*	107,000	—	—

MPM BioEquities Master Fund LP	400,000	1.78%	400,000	—	—

Nations Small Company Fund, a series of Nations Fund, Inc.	450,000	2.01%	450,000	—	—

North American Funds

Variable Product Series 1 — North	3,300	*	3,300	—	—

PIMCO Opportunity Fund	280,000	1.25%	280,000	—	—

Shepherd Foundation	1,048		1,048

T. Rowe Price Health Sciences Fund, Inc.	100,000	*	100,000	—	—

T. Rowe Price Health Sciences Portfolio	500	*	500	—	—

T. Rowe Price New Horizons Fund, Inc.	304,000	1.36%	304,000	—	—

	SHARES BENEFICIALLY					SHARES BENEFICIALLY
	OWNED					OWNED
	BEFORE THE OFFERING			SHARES		AFTER THE OFFERING
				BEING
NAME	NUMBER		PERCENT	OFFERED		NUMBER	PERCENT

TAIB Funds Ltd.	5,000		*	5,000		—	—

Zeke L.P.	111,112		*	111,112		—	—

June 2001 Securities Purchase Agreement

Elan International Services, Ltd	422,467		1.89%	422,467		—	—

Elan Pharma International Limited	1,073,884	(1)	4.57%	1,073,884	(1)

January 1998 Private Placement

Cheryl A. Mills	18,300		*	18,300		—	—

August 2001 Warrants

Gruntal & Co., L.L.C	100,000	(2)	*	100,000	(2)	—	—

Jeffrey Kraws	39,000	(3)	*	39,000	(3)	—	—

Andrew Sadosky	20,000	(4)	*	20,000	(4)	—	—

Howard Bochner	15,000	(5)	*	15,000	(5)	—	—

Karen Feinberg	9,000	(6)	*	9,000	(6)	—	—

Joseph Russo	8,000	(7)	*	8,000	(7)	—	—

Ryan Lane	5,000	(8)	*	5,000	(8)	—	—

David Bonomo	2,000	(9)	*	2,000	(9)	—	—

Garry Parton	2,000	(9)	*	2,000	(9)	—	—

March 1999 Warrant

Stephen R. Goldenberg	324	(10)	*	324	(10)	—	—

*	Ownership is less than 1%.

(1)	Represents shares issuable upon conversion of a convertible secured promissory note.

(2)	Includes 100,000 shares issuable upon exercise of a warrant.

(3)	Includes 39,000 shares issuable upon exercise of a warrant.

(4)	Includes 20,000 shares issuable upon exercise of a warrant.

(5)	Includes 15,000 shares issuable upon exercise of a warrant.

(6)	Includes 9,000 shares issuable upon exercise of a warrant.

(7)	Includes 8,000 shares issuable upon exercise of a warrant.

(8)	Includes 5,000 shares issuable upon exercise of a warrant.

(9)	Includes 2,000 shares issuable upon exercise of a warrant.

(10)	Includes 324 shares issuable upon exercise of a warrant.

     Pursuant to agreements between Women First and the selling stockholders, Women First agreed to file a registration statement covering the shares of common stock held by the selling stockholders.

     None of the selling stockholders has any position, office or other material relationship with us or any of our affiliates, nor have they had any position, office or material relationship with us or any of our affiliates within the past three years, except as follows: we purchased Midrin® from affiliates of Elan Corporation plc as described in our Current Report on Form 8-K as filed on July 3, 2001; and Michael T. Sember, Executive Vice President of Elan Corporation plc, is a member of our Board of Directors.

PLAN OF DISTRIBUTION

Resales By the Selling Stockholders

     We are registering the shares on behalf of the selling stockholders. The selling stockholders may offer the shares from time to time, either in increments or in a single transaction. The selling stockholders may also decide not to sell any or all of the shares allowed to be sold under this prospectus. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale.

Donees, Pledgees and Distributees

     The term “selling stockholders” includes donees, who are persons who receive shares from the selling stockholders after the date of this prospectus by gift. The term also includes pledgees, who are persons who, upon contractual default by the selling stockholders, may seize shares which the selling stockholders pledged to such persons. The term also includes distributees who receive shares from the selling stockholders after the date of this prospectus as a distribution to members or partners of the selling stockholders.

Cost and Commissions

     We will pay all costs, expenses and fees in connection with the registration of the shares being offered by this prospectus. The selling stockholders will pay all brokerage commissions and similar selling expenses, if any, attributable to the sale of shares.

Types of Sale Transactions

     The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell their shares in one or more types of transactions (which may include block transactions):

•	on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, including the Nasdaq National Market;

•	in privately negotiated or block transactions;

•	in the over-the-counter market;

•	through the writing of options on shares;

•	by pledge to secure debts and other obligations;

•	in hedge transactions and in settlement of other transactions;

•	in short sales; or

•	through any combination of the above methods of sale.

The shares may be sold at a fixed offering price, which may be changed, or at market prices prevailing at the time of sale, or at negotiated prices.

Sales to or through Broker-Dealers

     The selling stockholders may either sell shares directly to purchasers, or sell shares to, or through, broker-dealers. These broker-dealers may act either as an agent of the selling stockholders, or as a principal for the broker-dealer’s own account. These transactions may include transactions in which the same broker acts as an agent on both sides of the trade. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares. This compensation may be received both if the broker-dealer acts as an agent or as a principal. This compensation might also exceed customary commissions.

     The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders also may sell shares short and re-deliver the shares to close out such short positions. The selling stockholders may enter into options or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the pledged shares pursuant to this prospectus.

Distribution Arrangements with Broker-Dealers

     If the selling stockholders notify us that any material arrangement has been entered into with a broker-dealer for the sale of shares through:

•	a block trade,

•	a special offering,

•	an exchange distribution or secondary distribution, or

•	a purchase by a broker or dealer,

then we will file, if required, a supplement to this prospectus under Rule 424(b) of the Securities Act.

     The supplement will disclose, to the extent required:

•	the names of the selling stockholders and of the participating broker-dealer(s);

•	the number of shares involved;

•	the price at which such shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	any other facts material to the transaction.

Deemed Underwriting Compensation

     The selling stockholders and any broker-dealers that act in connection with the sale of his shares may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. Any commissions received by such broker-dealers, and any profit on the resale of shares sold by them while acting as principals, could be deemed to be underwriting discounts or commissions under the Securities Act.

Indemnification

     The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of their shares against certain liabilities, including liabilities arising under the Securities Act. Under our agreements with the selling stockholders, we and the selling stockholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.

Prospectus Delivery Requirements

     Because a selling security holder may be deemed an underwriter, the selling stockholders must deliver this prospectus and any supplements to this prospectus in the manner required by the Securities Act.

Sales under Rule 144

     The selling stockholders may also resell all or a portion of the shares offered by this prospectus in open market transactions in reliance upon Rule 144 under the Securities Act. To do so, the selling stockholders must meet the criteria and comply with the requirements of Rule 144.

Regulation M

     The selling stockholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Exchange Act and the rules and regulations under such act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the selling stockholders or any other such person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares offered by this prospectus.

Compliance with State Law

     In jurisdictions where the state securities laws require it, the selling stockholders’ shares offered by this prospectus may be sold only through registered or licensed brokers or dealers. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and has been complied with.

EXPERTS

     Ernst & Young, LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

LEGAL MATTERS

     The legality of our common stock offered by this prospectus will be passed upon by Latham & Watkins, San Diego, California.

WHERE TO FIND ADDITIONAL INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy materials we have filed with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room. Our SEC filings also are available to the public on the SEC’s Internet site at www.sec.gov. In addition, you may obtain a copy of our SEC filings at no cost by writing or telephoning our Chief Financial Officer at:

Women First HealthCare, Inc.
12220 El Camino Real, Suite 400
San Diego, California 92130
(858) 509-1171

     The SEC allows us to “incorporate by reference” in this prospectus information we file with the SEC, which means that we may disclose important information in this prospectus by referring you to the document that contains the information. The information incorporated by reference is considered to be a part of this prospectus, and later information filed with the SEC will update and supersede this information. Women First incorporates by reference the documents listed below and any future filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until the offering of securities covered by this prospectus is completed:

•	The Annual Report on Form 10-K of Women First for the fiscal year ended December 31, 2000;

•	The Quarterly Report on Form 10-Q of Women First for the quarter ended March 31, 2001;

•	The Quarterly Report on Form 10-Q of Women First for the quarter ended June 30, 2001;

•	The Current Report on Form 8-K filed with the SEC on July 3, 2001; and

•	The description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on June 24, 1999.

     All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date this Registration Statement is filed with the SEC and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold shall be deemed to be incorporated by reference in this Registration Statement and to be a part of it from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

     We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, relating to the securities that may be offered by this prospectus. This prospectus is a part of that registration statement, but does not contain all of the information in the registration statement. For more detail concerning Women First and any securities offered by this prospectus, you may examine the registration statement and the exhibits filed with it at the offices of the SEC.

     You should rely only on the information provided or incorporated by reference in this prospectus or in the applicable supplement to this prospectus. You should not assume that the information in this prospectus and the applicable supplement is accurate as of any date other than the date on the front cover of the document.

     We have not authorized any person to make a statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.

Women First HealthCare, Inc.
5,214,973 Shares
Common Stock

P R O S P E C T U S

, 2001

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. Other Expenses of Issuance and Distribution

     The following is an itemized statement of expenses incurred in connection with this Registration Statement. All such expenses will be paid by Women First HealthCare, Inc. (the “Company”).

SEC Registration Fee	$12,040

Legal Fees and Expenses	15,000

Accounting Fees and Expenses	7,500

Printing and Mailing Expenses	5,000

Miscellaneous	2,000

Total	$41,540

All of the above items except the registration fee are estimates.

Item 15. Indemnification of Directors and Officers.

     The General Corporation Law of the State of Delaware (the “DGCL”) permits a Delaware corporation to indemnify officers, directors, employees and agents for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action, which they had no reasonable cause to believe was unlawful. The DGCL also provides that a corporation may advance the expenses of defense (upon receipt of a written undertaking to reimburse the corporation if it is ultimately determined that such individual is not entitled to indemnification) and must reimburse a successful defendant for expenses, including attorneys’ fees, actually and reasonably incurred. The DGCL further provides that indemnification may not be made for any claim, issue or matter as to which a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation, except only to the extent a court determines that the person is entitled to indemnity for such expenses that such court deems proper. The DGCL also permits a corporation to purchase and maintain liability insurance for its directors and officers.

     The Company’s Fourth Amended and Restated Certificate of Incorporation and Second Amended and Restated Bylaws provide that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he or she is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action or suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his/her conduct was unlawful. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. The Company has entered into indemnification agreements with its officers and directors containing provisions which may require the Company, among other things, to indemnify the officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. The Company maintains insurance on behalf of its directors and officers, insuring them against liabilities that they may incur in such capacities or arising out of such status.

ITEM 16. Exhibits

     The Exhibit Index is attached hereto on page E-1.

ITEM 17. Undertakings

     (a)  The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement; provided, however, that subparagraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement;

provided, however, that the undertakings set forth in paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Company pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b)  The undersigned registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to existing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the

Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of San Diego, State of California, on the 4th day of September, 2001.

WOMEN FIRST HEALTHCARE, INC.

By:	/s/ EDWARD F. CALESA

Edward F. Calesa, Chairman, President and CEO

POWER OF ATTORNEY

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

     Each person whose signature appears below hereby constitutes and appoints Edward F. Calesa and Charles M. Caporale, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, or any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith or in connection with the registration of the common stock offered hereby under the Securities Exchange Act of 1934, with the SEC, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters and hereby ratifying and confirming all that such attorneys-in-fact and agents, and each of them, may do or cause to be done by virtue hereof.

Signature	Title	Date

/s/ EDWARD F. CALESA Edward F. Calesa	Chairman of the Board, President and CEO (Principal Executive Officer)	September 4, 2001

/s/ CHARLES M. CAPORALE Charles M. Caporale	Vice President, Chief Financial Officer, Treasurer and Secretary (Principal Financial Officer and Principal Accounting Officer)	September 4, 2001

Dennis Jones	Director	September _, 2001

Signature	Title	Date

/s/ RICHARD L. RUBIN Richard L. Rubin	Director	September 4, 2001

/s/ NATHAN KASE, M.D. Nathan Kase	Director	September 4, 2001

/s/ RUTH A. WOODEN Ruth A. Wooden	Director	September 4, 2001

Michael T. Sember	Director	September _, 2001

EXHIBIT INDEX

     The following exhibits are filed as part of this Registration Statement on Form S-3 or are incorporated herein by reference.

EXHIBIT
NUMBER	DESCRIPTION

4.1(1)	Form of Specimen Common Stock Certificate.

4.2(2)	Securities Purchase Agreement dated as of August 8, 2001 among Women First HealthCare, Inc. and the Purchasers who were signatories thereto.

4.3*	Warrant Agreement by and between Women First HealthCare, Inc. and Gruntal & Co., L.L.C. dated as of August 8, 2001.

4.4.1(3)	Securities Purchase Agreement dated June 29, 2001 among Women First HealthCare, Inc., Elan International Services, Ltd., and Elan Pharma International Limited.

4.4.2(3)	Convertible Secured Promissory Note dated June 29, 2001.

4.5*	Form of Warrant Certificate issued by Women First HealthCare, Inc. to Stephen R. Goldenberg on March 18, 1999.

5.1*	Opinion of Latham & Watkins.

23.1	Consent of Latham & Watkins (contained in Exhibit 5.1)

23.2*	Consent of Ernst & Young LLP, Independent Auditors.

24.1	Powers of Attorney (contained on the signature page of this Registration Statement)

(1)	Incorporated by reference to Amendment No. 4 to the Company’s Registration Statement on Form S-1 filed June 24, 1999.

(2)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.

(3)	Incorporated by reference to the Company’s Current Report on Form 8-K filed on July 3, 2001.

*	Filed herewith.